UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                         Central Securities Corporation
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                   155123-10-2
                                 (CUSIP Number)

                                  July 30, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
    Rule 13d-1(c)
(X) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

Schedule 13G        CUSIP Number 155123 10 2         Page 2 of 4 pages


 1)    Names of Reporting Persons:
       Christian A. Johnson Endeavor Foundation

       S.S. or I.R.S. Identification Nos. Of Above Persons:

 2)    Check the appropriate Box if a Member of a Group

       (a)                     (b) Not Applicable

 3)    SEC Use Only

 4)    Citizenship or Place of Organization:

        New York

 Numbers of             5) Sole Voting Power
 Shares                    6,117,602
 Beneficially
 Owned by               6) Shared Voting Power
 Each                      -0-
 Reporting
 Person                 7) Sole Dispositive Power
 With                      6,117,602

                        8) Shared Dispositive Power
                           -0-


 9)    Aggregate Amount Beneficially Owned by Each Reporting Person:

       6,117,602

10)    Check if the Aggregate Amount in Row 9 Excludes Certain
       Shares*

       Not Applicable

11)    Percent of Class Represented by Amount in Row 9

       38.1%

12)    Type of Reporting Person*
       CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Schedule 13G        CUSIP Number 155123 10 2             Page 3 of 4 pages

       This Amendment No. 19 to Schedule 13G is being filed by the Christian A. Johnson Endeavor Foundation to reflect changes in ownership as a result of the surrender of a total of 249,237 shares of Convertible Preference Stock, $2.00 Series D ("Series D Stock"), of Central Securities Corporation ("Central") for conversion on July 30, 1999 into 910,213 shares of Common Stock, $1 par value, of Central and to reflect other changes in ownership since the filing of Amendment No. 18 to Schedule 13G.


Item  1 (a)  Name of Issuer:
             Central Securities Corporation

Item  1 (b)  Address of Issuer's Principal Executive Offices:
             375 Park Avenue
             New York, New York 10152

Item  2 (a)  Name of Person Filing:
             Christian A. Johnson Endeavor Foundation

Item  2 (b)  Address of Principal Business Office:
             1060 Park Avenue
             New York, New York 10028

Item  2 (c)  Citizenship:
             New York

Item  2 (d)  Title of Class of Securities:
             Common Stock

Item  2 (e)  CUSIP Number:
             155123 10 2

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
             Not applicable

Item  4 (a)  Amount beneficially Owned:
             6,117,602

Item  4 (b)  Percent of Class:
             38.1%

Item 4 (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote
                   6,117,602

Schedule 13G        CUSIP Number 155123 10 2             Page 4 of 4 pages


              (ii) shared power to vote or to direct the vote
                   -0-

             (iii) sole power to dispose or to direct the
                   disposition of
                   6,117,602

              (iv) shared power to dispose or to direct the
                   disposition of
                   -0-

Item  5      Ownership of Five Percent or less of a Class.
             Not applicable.

Item  6      Ownership of More than Five Percent on Behalf of
             Another Person.  Not applicable.

Item  7      Identification   and  Classification  of  the  Subsidiary  which
             acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8 Identification and Classification of members of the Group. Not applicable.

Item  9      Notice of Dissolution of Group.  Not applicable.

Item 10      Certification
             Not applicable.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   August 10, 1999
   ---------------
         Date


/s/Julie J. Kidd
----------------
   Signature


 Julie J. Kidd, President
 ------------------------
       Name/Title